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Re:	ESAB Corp.
Amendment No. 2 to Draft Registration Statement on Form 10
Submitted December 17, 2021
CIK No. 0001877322

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company” or “ESAB”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 3, 2022 relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form 10, as confidentially submitted on December 17, 2021.

The Company has confidentially submitted today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter, via EDGAR submission. For the Staff’s reference, upon request we will send to the Staff courtesy copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes made in Amendment No. 3.

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3.

January 26, 2022

Amendment No. 2 to Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Financial Statements

Note (m), page 53

1.

We note your response to prior comment 7. When you update your pro forma financial statements for the year ended 2021, please include a discussion of how the asbestos expense compares to amounts recognized in prior years, the specific factors that have caused variations, and any expectations regarding future trends and factors that could result in material variations in the future.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its pro forma financial statements for the year ended December 31, 2021 will include a discussion of the subjects enumerated in the Staff’s comment.

*****

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (312) 876-7681.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation

Alexa Berlin, Latham & Watkins LLP

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